RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

1 November 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

06018324

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Dissolution of Vestplus (Thailand) Limited, a subsidiary of Resorts World Bhd for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

RECEIVED
2006 NOV -9 A 11:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 11/13

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **27/10/2006 09:19:54 AM**
Reference No **RW-061027-743DC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISSOLUTION OF VESTPLUS (THAILAND) LIMITED, A SUBSIDIARY OF RESORTS WORLD BHD

* **Contents :-**

We wish to inform that Vestplus (Thailand) Limited ("Vestplus"), a pre-operating subsidiary of Resorts World Bhd, which was incorporated in Thailand, had been dissolved and that the dissolution had been registered with the Partnership and Company Registration Office, Bangkok Metropolis, Department of Business Development, Ministry of Commerce, Thailand on 28 September 2006.

As such, Vestplus ceases to be a subsidiary in the Resorts World Bhd Group with effect from 28 September 2006.

Yours sincerely
RESORTS WORLD BHD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: